JEFFREY G. KLEIN, P.A.
                      2600 NORTH MILITARY TRAIL, SUITE 270
                            BOCA RATON, FLORIDA 33431


Telephone:  (561)997-9920                               Telefax:   (561)241-4943

January 10, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:      Cybrdi, Inc.
FILE NO. 000-09081

Dear Mr. Rosenberg:

The following information is supplied in response to the Commission's letter dated September 26, 2006. All of these changes will be incorporated in an amended Form 10-K to be filed with the Commission as soon as the information is available.


1. Please provide the quarterly information required by Item 302 of Regulation S-K.

The following table sets forth the quarterly financial information of the
Company:


FISCAL 2005                                                    QUARTERLY PERIOD ENDED
-----------------------------------------    -----------------------------------------------------------
                                                 3/31/2005       6/30/2005     9/30/2005     12/31/2005

   Net revenues                                   $358,329        $399,550      $315,000       $354,920
   Gross profit                                    305,710         335,642       262,000        244,609

   Net income                                       90,053         103,647        80,000       (268,572)
   Net income per common share:
     Basic & Diluted                                    --              --            --            --


FISCAL 2004                                                    QUARTERLY PERIOD ENDED
-----------------------------------------    -----------------------------------------------------------
                                                 3/31/2004       6/30/2004     9/30/2004     12/31/2004
   Net revenues                                    357,475         368,382       393,000        414,186
   Gross profit                                    303,313         291,753       306,000        299,077
   Net income                                      105,727         104,382       129,000        149,724
   Net income per common share:
     Basic & Diluted                                    --              --            --             --


The foregoing has been incorporated in Item 6, Selected Financial Information of the amended annual report.

2. Please provide a report that opines on the year ended December 31, 2003. We have included a report as executed by Weinberg & Co., the Company's independent auditing firm for the year ended December 31, 2003 and included their report in our amended Form 10-k.


3 Please clarify your disclosure that the amounts of weighted average shares outstanding had been "restated to show the recapitalization", as the amounts for 2003 and 2004 do not appear to include the shares in the reverse acquisition with Cybrdi Maryland that occurred in 2005. Please clarify for us why this is appropriate or restate your financial statements and related disclosures to include these shares in the 2003 and 2004 amounts.

The amounts of weighted average shares outstanding for 2003 and 2004 has been restated to show the recapitalization transaction in 2005 for consistent presentation.

4. Please disclose how you accounted for the acquisition of an 80% interest of Chaoying Biotech. As you acquired it through the exchange of 99% of your shares to the existing shareholders of Chaoying Biotech, please address whether it was treated as a reverse acquisition. If you instead accounted for it as a business combination under SEAS 141, please provide the relevant disclosures required by its paragraphs 51 through 57.

         The acquisition was treated as a reverse acquisition and will include disclosure to show how the Company accounted for the acquisition. Chayoing Biotech is an 80% joint venture.

5. Please disclose your policy for recognizing the proceeds of government grants, including how you determine when you have satisfied any conditions of the grant and the period over which the proceeds should be recognized.

         The government grants were awards given to the Company that successfully completed certain product development projects and the grants were recognized as income upon receipts of the cash.

6. Please file the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2006, file Forms 12b-25 for the Form 10-Q or tell us why you do not need to file these Forms.

         The Company filed its quarterly report on Form 10-QSB for the period ended March 31, 2006 with the Securities and Exchange Commission on October 19, 2006. With the filing of this quarterly report, the Registrant has chosen to become a small business filer.

         The Company has filed both its quarterly reports for the periods ended June 30, and September 30, 2006 on December 20, 2006 and January 3, 2007 respectively. No Form 12b-25 was filed at the filing date for either of these reports as there was no reasonable expectation that the reports could be filed within any prescribed filing deadlines.

         This letter has been reviewed by the Company's officers and by Mr. Lieu. The Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

         o The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect the filings; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please be assured that the Company will continue to provide additional information as requested.


         Sincerely,


         Jeffrey G. Klein